

Mail Stop 3720

October 11, 2006

Paul Soltoff
Chief Executive Officer
SendTec, Inc.
877 Executive Center Dr. West, Suite 300
St. Petersburg, FL 33702

      RE: **SendTec, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed September 12, 2006
               File No. 0-51702

Dear Mr. Soltoff:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Background of the Proposal, page 2

1.   Please clearly disclose the terms of the Senior Secured Convertible Debentures, including the applicable interest rate and repayment terms.

Modified Terms of Debentures and Related Agreements, page 4

2.   In the first sentence of the third paragraph, please clarify whether 50% of the original principal amount of the debentures <u>may</u> automatically convert into shares of common stock or if they <u>will</u> automatically convert into shares of common stock under the specified conditions.

3.   In the fourth sentence of the third paragraph, it appears that you should refer to the average daily <u>trading</u> volume rather than the average daily <u>dollar</u> volume. Please revise or advise.

4.   To provide context to your description of the proposed amendments to the debentures, please provide current information about your trading price and trading volume of your common stock and state how the amendments would operate using the current information.

5.   In your response to this comment, tell us whether you intend to use the Form SB-2 declared effective on July 14, 2006 to cover the resale of the shares underlying the debentures or other securities issuable as a result of the proposed amendments. If so, tell us why you believe that resales under that registration statement would be appropriate once the terms of the debentures are amended.

Additional Terms of the Letter Agreement, page 4

6.   To provide context, please compare the EBITDA and cash balances you were required to meet under the previously amended financial covenants to your historical EBITDA and cash balances for 2006. Provide similar context to the discussion of the proposed amendments.

7.   Disclose the approximate amount that you would have to pay to the debenture holders if you default on your obligations under the debentures.

8.   Please explain why it would be more favorable to you to have financial covenants based upon net revenues in accordance with GAAP rather than EBITDA.

Illustration of Potential Redemption/Conversion of the Debentures, page 6

9.   Revise this section to clarify, if true, that the headings over each column in the tables on pages 6 through 7 represents varying levels of outstanding principal on the debentures, after giving effect to different amounts of cash payments on the $34.95 million of debentures. In addition, state that the company currently owes the entire $34.95 million principal amount of the debentures.

Other Information, page 7

10.   We note that certain debenture holders have agreed to vote for the increase in authorized shares of common stock. Disclose the percentage of shares that the shares held by these debenture holders represent.

Security Ownership of Certain Beneficial Owners and Management, page 8

11. To the extent not widely held, identify the natural person(s) who exercise voting or investment control over the shares beneficially owned by LB I Group Inc., MHB Trust, Leslie T. Altavilla Revocable Trust, and Palisades Master Fund, L.P.

*   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Derek Swanson
For Larry Spirgel
Assistant Director

cc: Donald Gould, CFO
        Via Facsimile: (727) 576-4864